UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

13 February 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

QUICKSILVER RESOURCES INC.

File No. 1-14837 -- CF# 28881

QUICKSILVER RESOURCES INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 24, 2012, as amended on February 8, 2013.

Based on representations by QUICKSILVER RESOURCES INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through September 20, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel